



03041012

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 26 2003
DIVISION OF MARKET REGULATION

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- A001459 9725

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/31/02 (MM/DD/YY) AND ENDING 9/26/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 S. Meridian Street, Suite 600
(No. and Street)

Indianapolis	Indiana	46204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard C. Boyles 317-808-7105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

111 Monument Circle, Suite 2600	Indianapolis	IN	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard C. Boyles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City Securities Corporation, as of September 26, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERRI L. KAUTEN
Notary Public
State Of Indiana
My Commission Expires Feb 10, 2007

Notary Public

Signature

Senior Vice President and CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL INFORMATION

City Securities Corporation

At September 26, 2003
With Report of Independent Auditors

City Securities Corporation

Consolidated Statement of Financial Condition and Supplemental Information

September 26, 2003

Contents



Ernst & Young LLP
111 Monument Circle, Suite 2600
P.O. Box 44972
Indianapolis, Indiana 46204-2094

Phone: (317) 681-7000
Fax: (317) 681-7216
www.ey.com

Report of Independent Auditors

Board of Directors
City Securities Corporation

We have audited the accompanying consolidated statement of financial condition of City Securities Corporation as of September 26, 2003. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit of the consolidated statement of financial condition in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of City Securities Corporation at September 26, 2003 in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the consolidated statement of financial condition taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

November 7, 2003

City Securities Corporation

Consolidated Statement of Financial Condition

September 26, 2003

Assets		
Cash and cash equivalents	$	4,139,188
Cash deposits with clearing organizations and others		288,240
Cash segregated under federal regulations		80,000
Receivable from brokers, dealers and clearing organizations		6,506,624
Receivable from customers		6,803,491
Receivable from affiliates		111,580
Other receivables		4,891,564
Securities owned:		
Investment inventory		4,599,624
Trading inventory		4,198,761
Net deferred income taxes		13,183
Property and equipment		638,159
Other assets		351,598
Total assets	$	32,622,012

Liabilities and shareholders' equity		
Payable to customers	$	6,690,747
Payable to brokers, dealers and clearing organization		244,559
Income taxes payable		135,929
Accounts payable, accrued expenses and other liabilities		5,492,350
Total liabilities		12,563,585
Shareholders' equity		
Common stock, no par value		
Shares authorized: 6,200,000		
Shares outstanding: 2,296,994, net of 106,151 shares in treasury		4,210,424
Retained earnings		15,848,003
Total shareholders' equity		20,058,427
Total liabilities and shareholders' equity	$	32,622,012

See accompanying notes.

City Securities Corporation

Notes to Consolidated Financial Statements

August 31, 2002

1. Basis of Presentation and Significant Accounting Policies

City Securities Corporation ("the Company") is a broker and dealer registered with the Securities and Exchange Commission ("SEC"). As a securities broker and dealer, the Company is engaged in various securities trading, brokerage and clearing activities serving a diverse group of domestic corporations, institutional and individual investors, and brokers and dealers.

The accompanying consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, CSC Real Estate Services. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are classified as cash equivalents. Cash segregated under federal regulations represents funds segregated in a special reserve bank account for the benefit of customers under rules of the SEC.

Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased are stated at fair value. Fair value generally is based on published market prices or other relevant factors including dealer price quotations and valuation pricing models which take into account time value and volatility factors underlying the security. Securities not readily marketable include investments for which there is no market on a security exchange and no independently quoted market. These investments are stated at estimated fair value as determined by management. Changes in unrealized gains and losses are reported as a component of revenue, and are combined with net gains on firm securities investment accounts in the accompanying consolidated statement of income.

1. Basis of Presentation and Significant Accounting Policies (continued)

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the statement of financial condition.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using straight line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful life or the life of the lease.

Receivable from Affiliates

Receivable from affiliates includes securities accounts with officers of the Company which are fully collateralized.

Income Taxes

The Company files a consolidated income tax return with its subsidiary. Pursuant to the change in the Company's fiscal year end, the Company will file a consolidated tax return for the year ended August 30, 2003, and a consolidated return of the one month period ended September 26, 2003.

Stock Compensation

The Company has a plan that provides for stock-based compensation in the form of stock options. Stock options are granted for a fixed number of shares with an exercise price at least equal to the market value of the shares at the date of the grant. The Company accounts for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees* and, accordingly, recognizes no compensation expense related to stock options. The Company has adopted the disclosure-only provisions of Financial Accounting Standards Board ("FAS") Statement No. 123, as amended, *Accounting for Stock-Based Compensation.*

1. Basis of Presentation and Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at market or fair values or are carried at amounts that approximate fair value due to their short-term nature.

Revenue Recognition

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Proprietary transactions are recorded on a trade date basis. The net receivable from the unsettled transactions of $596,025 is included in other receivables in the accompanying consolidated statement of financial condition. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Profits and losses from the sale of securities on a when, as, and if issued basis are recorded on the date such securities are issued.

2. Securities Owned and Securities Sold, but Not Yet Purchased

At September 26, 2003 securities owned (including those pledged to creditors) and securities sold, not yet purchased by the Company are comprised as follows:

	Owned	Sold, But Not Yet Purchased
Marketable:		
State and municipal obligations	$ 1,246,187	$ -
Corporate stocks	940,038	-
Corporate bonds, debentures, notes and other	3,227,519	-
	5,413,744	-
Not readily marketable:	3,384,641	-
Total	$ 8,798,385	$ -

2. Securities Owned and Securities Sold, but Not Yet Purchased (continued)

The Company had the following unrealized gains and losses on securities at September 26, 2003, which have been recognized in the financial statements:

	Investment Inventory	Trading Inventory	Total
Cost of securities	$ 3,730,257	$ 4,198,761	$ 7,929,018
Gross unrealized gains	1,015,817	-	1,015,817
Gross unrealized losses	(146,450)	-	(146,450)
Market value of securities	$ 4,599,624	$ 4,198,761	$ 8,798,385

3. Property and Equipment

Property and equipment consists of the following at September 26, 2003:

Furniture and fixtures	$ 786,121
Computer equipment	1,560,467
Leasehold improvements	115,093
	2,461,681
Less: Accumulated depreciation	1,823,522
Total	$ 638,159

4. Leases

The Company leases its office space under a non-cancellable operating lease. At September 26, 2003, future lease payments consisted of the following: 2004, $791,109; 2005, $791,407; 2006, $792,248; 2007, $792,548; 2008, $793,391; thereafter, $3,907,553.

The Company leases office equipment that has been capitalized due to the terms of the lease agreements. Assets recorded under capital leases at September 26, 2003 totaled $114,805. This lease is for 36 months and includes an option to purchase the equipment for $1 at the end of the lease. At September 26, 2003, future capital lease payments are as follows: 2004, $38,148 and 2005, $25,432. Accumulated amortization at September 26, 2003 was $66,774.

4. Leases (continued)

The Company moved its main office during 2002. The new lessor agreed to assume responsibility for the remaining balance of the old leased facilities. In exchange for the lessor assuming the old lease obligation, payments on the new lease were increased by $2.19 per square foot (included in future lease payments noted above). A lease abandonment loss was recognized in 2002. At September 26, 2003, the liability for the abandonment loss of $796,089 is included in other liabilities in the accompanying consolidated statement of financial condition.

5. Income Taxes

Net deferred tax assets at September 26, 2003 include gross deferred assets of $396,832 and gross deferred liabilities of $383,649. The significant components of the deferred tax assets and liabilities are deductibility of lease abandonment expense, difference between book and tax depreciation expense and net unrealized gains on investment inventory.

6. Shareholders' Equity

Net Capital Requirements

As a registered broker-dealer with the SEC, the Company is subject to the net capital rules of SEC Rule 15c3-1 and the NASD. The Company elects to compute its net capital requirement under the basic method, which provides that the minimum net capital must be equal to the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company, as defined. At September 26, 2003, the Company had net capital of $7,647,306, which was $6,809,734 in excess of required net capital. The ratio of aggregate indebtedness to net capital was 1.64 to 1 at September 26, 2003.

Stock Compensation

The Company's Stock Option and Incentive Plan ("Stock Plan") provides for the granting of stock options for up to 250,000 shares of common stock. Options are granted at a price equal to or above the market price of the stock on the date of grant and may be exercised within ten years from the date of grant. Options vest and expire over terms as set by the Compensation Committee of the Board of Directors. 41,000 options were granted during the period August 31, 2002 through September 26, 2003. Options granted prior to 2001 are fully vested. Options granted in 2001 and subsequent periods vest over a five-year period.

6. Shareholders' Equity (continued)

Following is a summary of option activity:

	Number of Shares	Weighted Average Exercise Price
Outstanding on August 30, 2002	126,500	8.57
Exercised	(42,000)	8.26
Forfeited	(500)	
Granted	41,000	10.35
Outstanding on September 26, 2003	125,000	

Following is a summary of the status of fixed options outstanding at September 26, 2003:

Exercise Price Range	Number of Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$8.78 – 8.78	5,000	1.9 years	$ 8.78
8.50 – 8.50	4,000	2.3 years	8.50
8.61 – 9.47	75,000	2.5 years	8.72
10.23 – 10.23	21,000	4.0 years	10.23
10.48 – 10.48	20,000	4.5 years	10.48

7. Profit Sharing Plan

Substantially all employees are eligible to participate in the Company's profit sharing plan and 401(k) plans. Contributions to the profit sharing plan are at the discretion of the Company and matching contributions to the 401(k) plan are subject to a maximum of $1,000 for each employee.

8. Concentrations of Credit Risk

The Company provides investment, financing and related services to its customers. The majority of customers are located in the Midwest, primarily in Indiana. The Company requires collateral on a basis consistent with industry practice or regulatory requirements and monitors collateral requirements on a daily basis. At September 26, 2003, receivables from customers amounted to $6,915,071.

At September 26, 2003 certain customers have sold short various publicly traded securities, resulting in the Company having a $3,398,800 stock borrowed position. One customer accounted for $3,360,000 of that position. Through November 7, 2003, customers closed out their short positions and borrowed securities in the amount of $3,117,100 were returned.

The Company underwrites, purchases, sells and makes markets in municipal bonds and certain other securities. The majority of municipal bonds underwritten and owned are from issuers located in Indiana. At September 26, 2003, the Company's exposure to credit risk associated with the ownership of municipal bonds amounted to $1,246,187, which is included in securities inventory.

9. Commitments and Contingencies

At September 26, 2003, the Company had contractual commitments to purchase securities at a future date in the amounts of $747,000. Settlement of these transactions is not expected to have a material effect upon the Company's financial statements.

The Company is involved in pending and threatened litigation of the character incidental to the business transacted. Management, based on the opinion of counsel, believes the conclusion of such litigation will not have a material adverse effect in the Company's consolidated financial position or results of operations.

Supplemental Information

City Securities Corporation

Computation of Net Capital, Pursuant to Rule 15c3-1

September 26, 2003

Net Capital

Stockholders' equity		$ 20,058,427
Allowable credit - deferred income taxes		-
Total capital and allowable subordinate liabilities		20,058,427
Less nonallowable assets:		
Securities not readily marketable	3,384,641	
Unsecured and partly secured receivables from customers	966	
Furniture, equipment and leasehold improvements	638,159	
Insurance and other accounts receivable	2,888,571	
Exchange memberships	3,681	
Subsidiary's assets	3,564	
Other assets	5,147,479	12,067,063
Less other deductions:		
Aged fails to deliver	309	
Aged short security differences	76,645	76,954
Net capital before haircuts on security positions		7,914,410
Haircuts on securities:		
Stocks and warrants	182,247	
Corporate obligations	17,177	
State and municipal government obligations	46,895	
U.S. government obligations	20,785	
Bankers acceptances, CDs and commercial obligations	-	
Undue concentrations	-	
Contractual securities commitments	-	267,104
Net capital		$ 7,647,306

City Securities Corporation

Computation of Net Capital, Pursuant to Rule 15c3-1 (continued)

September 26, 2003

Aggregate Indebtedness		
Payable to customers	$	6,690,747
Payable to brokers and dealers		244,559
Income taxes payable		135,929
Accounts payable, accrued expenses and other liabilities		5,492,350
Total Aggregate Indebtedness	$	12,563,585
Computation of Basic Net Capital Requirement		
Minimum net capital required (based on 6 2/3% of aggregate indebtedness)	$	837,572
Excess Net Capital	$	6,809,734
Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness)	$	6,390,948
Ratio: Aggregate Indebtedness to Net Capital		1.64 to 1

There are no differences between the amounts presented above and the amounts presented in the Company's September 26, 2003 unaudited FOCUS Part II Report.

City Securities Corporation

Computations for Determination of Reserve Requirements for Broker - Dealers Under Rule 15c3-3

September 26, 2003

Credit Balances

1.	Free credit balances and other credit balances in customers' security accounts	$	7,367,708
2.	Monies borrowed collateralized by securities carried for the accounts of customers		-
3.	Monies payable against customers' securities loaned		-
4.	Customers' securities failed to receive		244,559
5.	Credit balances in firm accounts which are attributable to principal sales to customers		-
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days old		-
7.	Market value of short security count differences over 30 calendar days old		-
8.	Market value of short securities and credits in all suspense accounts over 30 calendar days		87,237
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer during the 40 days		-
10.	Other		-
11.	TOTAL CREDITS	$	7,699,504

City Securities Corporation

Computations for Determination of Reserve Requirements for Broker - Dealers Under Rule 15c3-3 (continued)

September 26, 2003

Debit Balances

12.	Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	9,389,424
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		3,398,800
14.	Failed to deliver customers' securities not older than 30 calendar days		125,133
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		-
16.	Other		-
17.	Aggregate debit items		12,913,357
18.	Less 3% (for alternative method only)		-
19.	TOTAL 15C 3 - 3 DEBITS	$	12,913,357

City Securities Corporation

Computations for Determination of Reserve Requirements for Broker - Dealers Under Rule 15c3-3 (continued)

September 26, 2003

Reserve Computation

20.	Excess of total debits over total credits	$	5,213,853
21.	Excess of total credits over total debits		-
22.	If monthly computation, 105% of total credits over total debits		-
23.	Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period		10,000
24.	Amount of deposit (or withdrawal) including value of qualified securities		-
25.	New amount in "Reserve Bank Account(s)" after deposit or withdrawal	$	10,000
26.	Date of deposit		-

FREQUENCY OF COMPUTATION

27. Daily______ Weekly __X__ Monthly ______

There were no recociling items between the September 26, 2003 FOCUS report reserve determination and this report.

City Securities Corporation

Computations for Determination of PAIB Reserve Requirements for Broker - Dealers

September 26, 2003

Credit Balances

1.	Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$	60,000
2.	Monies borrowed collateralized by securities carried for PAIB		-
3.	Monies payable against PAIB securities loaned		-
4.	PAIB securities failed to receive		-
5.	Credit balances in firm accounts which are attributable to principal sales to PAIB		-
6.	Other		-
7.	TOTAL PAIB CREDITS	$	60,000

City Securities Corporation

Computations for Determination of PAIB Reserve Requirements
for Broker - Dealers (continued)

September 26, 2003

Debit Balances

8.	Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection	$ -
9.	Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver	-
10.	Failed to deliver of PAIB securities not older than 30 calendar days	-
11.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts	-
12.	Other	-
13.	TOTAL PAIB DEBITS	$ -

City Securities Corporation

Computations for Determination of PAIB Reserve Requirements for Broker - Dealers (continued)

September 26, 2003

Reserve Computation

14.	Excess of total PAIB debits over total PAIB credits	$ -
15.	Excess of total PAIB credits over total PAIB debits	60,000
16.	Excess debits in customer reserve formula computation	5,213,853
17.	PAIB Reserve Requirement	(5,153,853)
18.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	70,000
19.	Amount of deposit (or withdrawal) including value of qualified securities	-
20.	New amount in Reserve Bank Account(s) after adding deposit or subtracting value of qualified securities	$ 70,000
21.	Date of deposit	-

FREQUENCY OF COMPUTATION

22. Daily______ Weekly __X__ Monthly ______

City Securities Corporation

Information Relating to the Possession and Control
Requirements Under Rule 15c3-3

September 26, 2003

Based upon our examination as of September 26, 2003, we did not find the respondent to be in violation of Rule 15c3-3 relating to the possession and control of fully paid securities carried for the accounts of customers.

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under SEC Rule 15c3-3:

Market valuation	$ -
Number of items	-

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under SEC Rule 15c3-3:

Market valuation	$ -
Number of items	-



Ernst & Young LLP
111 Monument Circle, Suite 2600
P.O. Box 44972
Indianapolis, Indiana 46204-2094

Phone: (317) 681-7000
Fax: (317) 681-7216
www.ey.com

Board of Directors
City Securities Corporation

In planning and performing our audit of the consolidated financial statements of City Securities Corporation for the year ended September 26, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 26, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

November 7, 2003